Form CB/A

(Amendment No. 1)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) □

Securities Act Rule 802 (Exchange Offer) X

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) □

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) X

Exchange Act Rule 14e-2(d) (Subject Company Response) □

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) □

CERMAQ ASA
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

MARINE HARVEST ASA
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

NO 0010003882
(CUSIP Number of Class of Securities (if applicable))

Cermaq ASA Grev Wedels plass 5, 0151 Oslo, Norway +47 23 68 50 00
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Marine Harvest ASA Sandviksbodene 77 A/B 5035 Bergen Norway Tel: + 47 21 56 23 00 Fax: + 47 21 56 23 01	Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

June 6, 2013
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit 1:  Offer Document dated June 5, 2013.*

Exhibit 2: Stock Exchange Notice dated June 21, 2013.

*Previously furnished on Form CB to the Commission on June 6, 2013.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed with the Commission on June 6, 2013.

(2) Not applicable

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alf-Helge Aarskog
(Signature)

Alf-Helge Aarskog, Chief Executive Officer
(Name and Title)

June 24, 2013
(Date)

Exhibit 2

Marine Harvest; Expiry of the offer period in the voluntary offer for all the outstanding shares in Cermaq ASA

Reference is made to previous stock exchange notices regarding Marine Harvest ASA's ("Marine Harvest") voluntary offer to acquire all outstanding shares in Cermaq ASA ("Cermaq").

The acceptance period of the voluntary offer expired at 09:00 (CET) on 21 June 2013. Marine Harvest has through the voluntary offer received acceptances below the 33.4 per cent level (including shares already held by Marine Harvest) set as a condition for completion of the voluntary offer in section 4.7 (i)  of the offer document dated 5 June 2013. Accordingly, Marine Harvest will not complete the voluntary offer and all acceptances received are automatically released.

Contacts at Marine Harvest:

Mr. Ole-Eirik Lerøy, Chairman of the board: +47 995 35 566 (cell)

Mr. Alf-Helge Aarskog, CEO: +47 905 97 529 (cell)

Mr. Ivan Vindheim, CFO: +47 958 71 310 (cell)

This  information is subject of the  disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act